FLEX LNG Ltd.
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda

May 28, 2019
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	FLEX LNG Ltd. (the “Company”) Registration Statement on Form 20-F (File No. 001-38904)

Ladies and Gentlemen:

Pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2019, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Time on May 30, 2019, or as soon thereafter as practicable.
The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company’s ordinary shares, par value $0.10 per share, under Section 12(b) of the Exchange Act, and planned listing on the New York Stock Exchange (the “NYSE”).  The Company has been informed by the NYSE that the NYSE will certify to the Commission that the Company has been approved by the NYSE for listing and registration.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

FLEX LNG Ltd.

By:	/s/ Oystein Kalleklev
Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)